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UNITED S
SECURITIES AND EXCH
Washington, I

12012407

OMB APPROVAL	
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2012
REGISTRATIONS BRANCH
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 North Capital Avenue, Third Floor
(No. and Street)

Indianapolis, IN 46204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas A. Filing (317) 285-1525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

101 West Washington Street, Suite 1300 Indianapolis, IN 46204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W
1
P

OATH OR AFFIRMATION

I, Nicholas A. Filing, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneAmerica Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA M SPEHEGER
Notary Public, State of Indiana
Marion County
My Commission Expires
September 04, 2019

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2011

pwc

OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2011

OneAmerica Securities, Inc.
December 31, 2011

Contents

pwc

Report of Independent Auditors

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of OneAmerica Securities, Inc. (the "Company") at December 31, 2011, and the results of its operations and changes in stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 940 7660, www.pwc.com/us

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets	
Cash	$ 1,749,911
Deposits with clearing broker and clearing organization	30,000
Accrued commissions receivable	1,134,098
Prepaid expenses	30,511
Net deferred tax asset and other (due from parent)	173,719
Total assets	$ 3,118,239
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 1,123,392
Due to parent	11,006
Accounts payable and accrued expenses	286,008
Other liabilities	2,658
Total liabilities	1,423,064
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	30,000
Additional paid-in capital	5,667,000
Accumulated deficit	(4,001,825)
Total stockholder's equity	1,695,175
Total liabilities and stockholder's equity	$ 3,118,239

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Income
For year ended December 31, 2011

Revenues		
Commissions	$	21,692,109
Revenue sharing		14,725,769
Investment advisor fees		1,879,735
Interest income		9,162
Total revenues		38,306,775
Expenses		
Sales commissions		18,208,548
Revenue sharing		14,725,769
Investment advisor fees		1,710,956
Salaries and employee benefits		1,507,394
General office expenses and administration, net		1,133,684
Regulatory licenses, taxes and fees		312,719
Legal fees and expense		63,205
Other		100,081
Total expense		37,762,356
Income before income taxes		544,419
Income tax expense—federal (Note 3)		192,927
Net income	$	351,492

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2010	$ 30,000	$ 5,667,000	$ (4,353,317)	$ 1,343,683
Net income	-	-	351,492	351,492
Balance at December 31, 2011	$ 30,000	$ 5,667,000	$ (4,001,825)	$ 1,695,175

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
For year ended December 31, 2011

Cash flows from operating activities	
Net income	$ 351,492
Adjustments to reconcile net income to net cash provided by operating activities	
Net changes in assets and liabilities	
Increase in accrued commissions receivable	(86,171)
Increase in other assets and prepaid expenses	(13,606)
Increase in due from parent	(43,712)
Increase in commissions payable	190,136
Decrease in other liabilities	(1,916)
Increase in accounts payable	31,368
Decrease in due to parent	(157,330)
Total adjustments	(81,231)
Net cash provided by operating activities	270,261
Net increase in cash and cash equivalents	270,261
Cash and cash equivalents, beginning of year	1,479,650
Cash and cash equivalents, end of year	$ 1,749,911
Supplementary information	
Net cash paid to parent for income taxes	$ 389,229

The accompanying notes are an integral part of these financial statements.

1. Organization and Selected Significant Accounting Policies

Organization and Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with the Financial Industry Regulatory Authority ("FINRA"), the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities.

Cash and Cash Equivalents

For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair value.

Revenue Recognition

Commissions, investment advisor fees, and revenue sharing income from the sale of securities are recorded when earned, along with their related expenses, on a trade-date basis.

Related Parties

AUL furnishes personnel, office space and other services to the Company under a service agreement, which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to approximate the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2011, AUL provided certain administrative services to the Company for which it was reimbursed $1,609,702. The Company provided certain administrative services to AUL for which it was reimbursed $1,153,000. These amounts are included as part of general office and administrative expenses in the statement of income.

As discussed above, the Company has significant transactions with AUL. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

For the year ended December 31, 2011, commission revenues and sales commission expenses include $3,598,761 from AUL from the distribution of variable annuity and retirement products that are proprietary to AUL ("proprietary income") and $302,992 of insurance agency income and expense. Additionally, $14,725,769 of revenue sharing income and expense is included in the statement of income. These amounts represent commission revenue and commission expense to AUL that require reporting through a broker dealer. The fees received are recognized as income and then subsequently paid to AUL representing an expense. The net income statement impact for proprietary income and expense, insurance agency income and expense, and revenue sharing income and expense is $0.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Management estimates that the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value; as such, financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

Concentrations of Credit Risk in Financial Instruments
The Company's cash on deposit balance is held with The National Bank of Indianapolis and US Bank. As non-interest bearing accounts they are temporarily exempt from the Federal Deposit Insurance Corporation limits of $250,000 and are therefore fully insured.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by a single clearing broker pursuant to a clearance agreement. At December 31, 2011, the accrued commissions receivable reflected on the statement of financial condition includes $90,663 representing amounts due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to attempt to mitigate its exposure to credit risk.

Contingencies
In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

Various lawsuits have arisen in the ordinary course of the Company's business. In each of the matters and collectively, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or the financial condition of the Company.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2011, the Company had net capital, as defined, of $1,474,241 and $1,388,691 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was .87 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return and may, depending on the jurisdiction, join certain members in filing consolidated state income tax returns. The Company is party to tax sharing agreements with AUL and OneAmerica Financial Partners, Inc. that principally provide that the Company will pay (or receive) an amount equal to the tax on its current year taxable income (or loss) generated. Such payments are made through routine intercompany settlements.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes under Generally Accepted Accounting Principles (GAAP), uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e. greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred.

Open tax years are those that are open to examination by the tax authorities (i.e., the last 4 tax year-ends and the interim tax period since then). No federal income tax examinations are in progress and the Company has not been formally apprised of the Internal Revenue Service's intent to audit open tax years.

As of December 31, 2011, management of the Company has reviewed all open tax years and concluded that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns.

The federal income tax expense differs from the federal statutory rate as a result of certain nondeductible expenses.

Net payments made by the Company to AUL under the tax sharing agreement amounted to $389,229 during 2011. At December 31, 2011, the amount due to parent is $11,006 for the current tax expense and the amount due from parent is $173,709 for the deferred tax benefit. The 2011 current tax expense amounted to $272,893 and the deferred tax benefit amounted to $43,702.

4. Fair Value Measurements

In accordance with authoritative guidance on fair value measurements and disclosures under GAAP, the Company classifies its assets and liabilities based on valuation using three levels. Level 1 values are based on quoted prices in active markets for identical securities. Level 2 values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs, including the Company's own assumptions, in determining the fair value of investments.

At December 31, 2011, the Company did not have any securities owned or securities sold, not yet purchased. In addition, during the year ended December 31, 2011, the Company did not own any Level 3 securities.

5. Indemnifications

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. Subsequent Events

Management has evaluated the impact of all subsequent events through February 27, 2012, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2011

Total stockholder's equity	$ 1,695,175
Nonallowable assets	
Prepaid expenses	(30,511)
Accounts receivable and deposits	(156,515)
Due from parent	(10)
Net deferred tax asset (due from parent)	(173,709)
Other additions and or credits	
Discretionary bonus accrual (net of tax)	139,811
Net capital before haircuts	1,474,241
Haircuts	-
Net capital	1,474,241
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	85,550
Excess net capital	$ 1,388,691
Computation of Aggregate Indebtedness	
Commissions payable (net of discretionary bonus accrual)	$ 983,581
Due to parent	11,006
Accounts payable and accrued expenses	286,008
Other liabilities	2,658
Aggregate indebtedness	$ 1,283,253
Ratio of aggregate indebtedness to net capital	.87 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part IIA Focus report filing as of December 31, 2011.

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There were no material differences between the above information and the information included in the Company's corresponding unaudited Part IIA Focus report as of December 31, 2011.